SECURITIES AND EXCHANGE COMMISSION
7Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 11, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, December 11, 2023 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs that it has signed a barter agreement transferring the “Ezpeleta land plot” of 46 hectares, located on the Bs. As. - La Plata Highway, in the district of Quilmes, Buenos Aires province.

The real estate project to be developed on the property consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments.

The transaction price was set at USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable sqm of the multifamily lots of said project. This consideration is guaranteed by a mortgage on the property and an additional guarantee on another property of the buyer.

Additionally, the Company received the sum of ARS 62.3 million in cash as part of the consideration.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
December 11, 2023